exel

Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

04024064

22 March 2004

United States Securities and Exchange
Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

SUPPL

SEC MAIL PROCESSING RECEIVED MAR 29 2004 WASH. D.C. 181 SECTION

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Exel hosts investor conference – 2/12/03
   - Date of Preliminary Results – 9/1/04
   - Exel acquires Pharma Logistics Group – 15/1/04
   - Exel plc Directorate – 29/1/04
   - Exel and Fujitsu announce agreement in principle for Exel to acquire Fujitsu Logistics Ltd
   - Exel plc Preliminary Announcement for 2003 – 1/3/04
   - Exel wins over £700 million of new business during 2003 – 1/3/04
   - Tradeteam wins contract worth approximately £100 million with Thresher Group to become sole UK drinks distributor
   - 2003 Annual Report

Yours faithfully

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

PROCESSED
APR 06 2004
THOMSON FINANCIAL

dlw 4/5

Enc

EXEL HOSTS INVESTOR CONFERENCE

Confirms expectations for another year of solid progress

(London, UK - 2 December 2003) Exel, the global leader in supply chain management, confirmed today that trading remains in line with market expectations and that the Group expects to record another year of solid progress in 2003. Speaking at Exel's annual investor conference, held near London, John Allan, Chief Executive, commented: "I am very pleased to say that Exel has continued to trade well year to date. New business gains have remained healthy and our pipeline of opportunities remains strong."

Commenting on recent developments, John Allan highlighted that during November Exel had announced the acquisition of Cappelletti, a leading Italian logistics business based in Milan. "The acquisition of Cappelletti provides Exel with another important platform for growth in a major economy for supply chain services in Europe. The Italian market continues to develop strongly and with Cappelletti's good customer relationships and well developed business model, Exel will be able to accelerate its growth in Italy."

Exel also outlined to investors and analysts the expected benefits from the initial public offering of Sirva Inc in the US. As announced on 26 November, Exel had a 12% equity holding in Sirva Inc, together with some preferred stock and convertible warrants. The initial public offering was completed yesterday and Exel expects to receive cash from the IPO of around $50m prior to the year end. John Allan commented: "This is clearly very good news. We have not recognised any of the interest income from the preferred stock or change in share value related to Sirva since Exel sold the business in 1999 so this is entirely beneficial. Including the warrants we retain around 13% of the common stock of Sirva Inc. Based on the initial public offering price of $18.50 per share, the residual shareholding would be valued at some $130m."

At the conference Exel also confirmed, as outlined in the interim statement, that it would be making a modest cash contribution to one of its pension schemes, commencing in 2004. "Following the triennial review of our principal UK pension schemes, I am able to confirm that they remain in surplus and that the long term funding situation remains positive. As we suggested at last year's investor day Exel will resume modest contributions of £10m per annum from next year" said John Allan.

Exel also went through the key elements of its strategy and the competitive advantage it currently provides. "During the last 12 months we have made considerable progress implementing our customer focused strategy. We have been pleased with the development of our 'creating new value' initiative, designed to find new and innovative ways of unlocking the real potential of our customers supply chains." highlighted John Allan. "At the same time we have focused on improving the performance of our underlying operations and have made progress in most areas. Taken together with our strong new business gains and a good level of contract renewals, we are confident that, despite the slow pace of global economic recovery and the continued weakness of the US Dollar, Exel is well positioned to deliver good growth in the future."

-ends-

For further information contact:

John Dawson — +44 7733 301986
Director of Corporate Affairs, Exel

Brian Hudspith / Martin Leeburn / Lydia Pretzlik — +44 20 7379 5151
The Maitland Consultancy

Notes to Editors – Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of £4.7 billion (over US$7 billion) and employs around 67,000 people in 1,600 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

PRNUK-0901041433-3DAF

DATE OF PRELIMINARY RESULTS

(London, UK, 9 January 2004) Exel plc, the global leader in supply chain solutions, today confirmed that the company would be announcing its full year results for the year ending 31 December 2003 on 1 March 2004.

-ends-

For more information, please contact:

John Dawson, Director of Corporate Affairs

E[illegible] plc

Tel: +44 (0) 1344 744409

END

Print Close

EXEL ACQUIRES PHARMA LOGISTICS GROUP - A LEADING EUROPEAN HEALTHCARE LOGISTICS BUSINESS

(London, UK – 15 January 2004) - Exel, the global leader in supply chain management, has announced today that it has acquired the Pharma Logistics Group and its related operations. Based in Italy and Belgium, Pharma Logistics has established a successful business with key multinational pharmaceutical and healthcare customers. The acquisition builds on Exel's successful growth strategy and provides further strengths in Continental European operations.

Exel's growth strategy is built around establishing world leading positions in selected industry sectors. This customer and market focus allows Exel to provide industry leading expertise and develop effective supply chain solutions for its clients. Healthcare is one of Exel's core sectors and over the last few years has experienced significant market growth as customers look to maximise the benefit of fast, efficient and secure supply chains.

Exel has established a leading, global healthcare business through organic growth and selected strategic acquisitions. This included Brazilian business Unidock's and Turkish logistics operator, Transbeynak, both acquired in 2003 and the Total Logistics Company headquartered in Australasia, bought in 2001.

Through its own development Pharma Logistics has expanded from its Italian roots to create a broader pan-European service, with nine facilities involving over 350 people. Customers include leading pharmaceutical and healthcare companies who have used the business to provide comprehensive distribution solutions.

Exel expects to accelerate the development of the business through enhancing revenue growth opportunities with its existing customers and developing broader capabilities in Pharma Logistics' existing markets.

Exel will be acquiring the business for an undisclosed consideration, part deferred, payable in cash from existing resources. Net tangible assets as at 31 December 2002 were €5m (£3m). The acquisition is expected to be earnings enhancing in its first full year, before goodwill and related charges.

John Allan, Chief Executive of Exel, commented: "The acquisition of Pharma Logistics marks another significant milestone in the development of our global healthcare business. Building on the success of our Americas, UK and Northern European operations and combined with recent acquisitions in Asia, Brazil and Turkey, Pharma Logistics will accelerate our growth opportunities across continental Europe. The acquisition brings with it a strong management team who will complement our existing capabilities and help support growth in the region. Completed towards the end of 2003, Pharma Logistics brings our total spend on acquisitions to over £100m last year."

Eddy de Vita, Managing Director of Pharma Logistics, commented: "I and the Pharma Logistics' team very much welcome this opportunity to join the Exel family, and help to establish Exel as the 'number one' global Healthcare logistics service provider. This development is also welcomed by our customers, who will benefit from our new scale, geographical reach and expanded range of services."

-ends-

For further information contact:
For Exel:
John Allan, Chief Executive +44 1344 744409
John Dawson, Corporate Affairs +44 7733 301986

EXEL PLC DIRECTORATE

(London, UK - 29 January 2004) Exel, the world leader in supply chain management, today announced that John McDonough, Group Chief Executive of Carillion plc, has been appointed as a non-executive director and member of the Audit Committee with effect from 1 February 2004.

John McDonough is an experienced international businessman, who prior to joining Carillion, was with Johnson Controls Inc and Massey Ferguson Parts Company.

- ends -

For further information contact:
For Exel:

John Allan, Chief Executive	+44 1344 744409
John Dawson, Corporate Affairs	+44 7733 301986

The Maitland Consultancy:

Martin Leeburn	+44 20 7379 5151

About Exel:
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, in 2002 had turnover of £4.7 billion (over US$7 billion) and employed around 67,000 people in 1,600 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

EXEL AND FUJITSU ANNOUNCE AGREEMENT IN PRINCIPLE FOR EXEL TO ACQUIRE FUJITSU LOGISTICS LTD

(London, UK – 16 February, 2004) - Exel, the UK-based, world leader in supply chain management and Japan's Fujitsu Ltd, a leading provider of customer-focused IT and communications solutions for the global marketplace, have today announced that they have reached, in principle, an agreement for Exel to acquire Fujitsu's wholly owned subsidiary company, Fujitsu Logistics Ltd (FJL).

FJL provides a range of logistics services to Fujitsu companies in Japan. The proposed agreement supports Fujitsu's strategy to enhance the management of the global supply chain for its products, by selecting a logistics outsourcing partner with whom it can develop a truly global relationship. Through the partnership, which would include an outsourcing agreement under which FJL, as an Exel company, would continue to provide logistics services to Fujitsu in Japan, Fujitsu will enhance the competitiveness of its supply chain management capabilities for both domestic and global customers. All FJL staff will be transferred to Exel.

For Exel, this move represents a continuation of its strategy to build its contract logistics business across Asia Pacific and to strengthen its position in the important Japanese market, the second largest economy in the world. Exel will be poised to offer more extensive and higher value-added services to its many customers through the combination of FJL's logistics expertise in the Japanese IT industry with its own global network and advanced technologies. The acquisition will triple the size of Exel's current operations in Japan.

John Allan, Chief Executive, Exel commented, "Over the past 30 years that Exel has operated in Japan, it has developed a strong position in international freight management. Recently it had developed domestic contract logistics services for technology sector customers and sees significant opportunity to expand this business. This acquisition of FJL, with its combination of

nationwide distribution and service centres, together with extensive road transport operations and a skilled workforce, will provide an excellent platform from which Exel can achieve the growth it is seeking in the region."

Hiroaki Kurokawa, President of Fujitsu Limited, stated that "To date, FJL's focus has been the provision of domestic logistics services exclusively to Fujitsu companies. Going forward, however, FJL's technical expertise and service offering will be further expanded and strengthened through its effective integration into Exel's global network. At the same time, I expect that this will greatly enhance Fujitsu's global supply chain management capabilities, resulting in reduced product cost and improved service for our customers."

-ends-

For further information contact:

For Exel:
John Allan, Chief Executive
John Dawson, Corporate Affairs
Tel: +44 1344 744409

1 March 2004

Exel reports underlying earnings per share up 11%
Another year of strong cash generation
Record annualised new business gains of over £700m

Year to 31 December	2003 £m	At constant exchange rates (restated) 2002 £m	At constant exchange rates (restated) % Change	At actual exchange rates (restated) 2002 £m	At actual exchange rates (restated) % change
Turnover – continuing operations	**5,068**	4,590	10.4	4,679	8.3
Operating profit[2] – continuing operations	**154.4**	144.1	7.1	148.3	4.1
Interest[1]	**(6.0)**	(12.1)	-	(12.8)	-
Profit before tax[2]	**148.4**	131.7	12.6	135.3	9.7
FRS3 profit before tax	**149.0**	-	-	171.1	(12.9)
Basic earnings per share[2]	**34.1p**	29.8p	14.4	30.6p	11.4
Pension adjusted earnings per share[3]	**44.1p**	-	-	38.6p	14.2
FRS3 earnings per share	**32.8p**	-	-	37.3p	(12.1)
Dividend per share	**24.7p**	22.8p	8.3	22.8p	8.3

[1] interest payable on net debt of £8.4m net of income from fixed asset investments of £2.4m
[2] before goodwill, exceptional items and net return on pension schemes
[3] as per basic earnings per share adjusted for non-cash pension service costs

Highlights

- Good turnover and profit growth in tough underlying markets
  - Turnover up 8%, profit before tax up 10% with steady margins
- Strong free cash flow generation of £193m (2002: £176m)
- Dividend per share increased by 8% (2002: increased by 7%)
- £450m net annualised revenues (2002: £350m) up over 25%, from increased business gains and reduced losses – renewal rate remains high

John Allan, Chief Executive of Exel, commented:

"Exel's good performance in 2003, particularly in the second half of the year, confirms that the Group can deliver solid growth in weak economic conditions and secure the new business required to achieve future progress. At the same time effective cost management and strong cash generation have continued to yield benefits in maintaining firm margins and reducing financial charges.

"The translation of US dollar earnings will almost inevitably have a negative impact on reported results. However, growth opportunities remain strong and, providing emerging trends in world economic conditions remain positive, we believe Exel is well positioned to make good underlying turnover and profit progress in 2004."

Exel plc

Preliminary announcement of 2003 results

Group Performance

Exel delivered a good performance in 2003 despite some weak economic conditions in different parts of the world, particularly in the first six months of the year. Contract logistics activities produced a strong overall result, more than offsetting a disappointing freight management performance, mainly in the US domestic market.

Second half performance was significantly stronger than the first half, with turnover and operating profit up 11% and 12% respectively at constant currencies and most segments of Exel's operations recording good growth. Exel's operations in Continental Europe in both freight management and contract logistics recorded good profit growth over the same period in 2002. Exel's Asia Pacific businesses made strong progress in the same period, delivering profit growth of nearly 20% and Exel's UK and Ireland activities also improved performance in the last six months, with turnover and profit up 16%, compared to the same period in 2002. As in the first half of the year Exel's contract logistics activities in the Americas delivered excellent growth, with turnover and operating profit increasing by 24% and 39% respectively. Freight management in the Americas was impacted by the weakness of the domestic US freight management market which continued through to the end of the year. As a result, operating profit declined 96%. Actions are being implemented to ensure that the performance of the domestic operation improves in 2004, including accelerating the integration of Exel's international and domestic operations. Exel's Cory Environmental business demonstrated stronger second half growth with profit up 10%.

The Group made further progress in implementing its strategy which is delivering competitive advantage in Exel's different industry sectors and geographic markets. During the year, Exel secured new business wins of over £700m (2002: £625m) and made further progress in renewing contracts at resilient margins. With losses on renewal reduced to £250m (2002: £275m), the net incremental annualised revenues were £450m. This represents around 9% of logistics turnover and is an increase of approximately 28% over the net business wins secured in 2002.

Acquisitions during 2003 added to contract logistics and freight management capabilities in Belgium, Brazil, Italy, Turkey and the UK, amongst others. These acquisitions provide Exel with important growth platforms, bringing opportunities to provide extended services to new and existing customers globally. In addition to the Power UK, Transbeynak and Unidock's acquisitions announced or completed in the first half, Exel acquired Cappelletti, a leading Italian logistics business focused on the

consumer products sector and Pharma Logistics, a healthcare supply chain management business with operations in Belgium and Italy.

Since the end of the year Exel has announced that it has agreed in principle to acquire Fujitsu's wholly owned subsidiary company, Fujitsu Logistics Ltd (FJL). The partnership includes an outsourcing agreement under which FJL, as an Exel company, would continue to provide logistics services to Fujitsu in Japan. For Exel, this move represents a continuation of its strategy to build its contract logistics business across Asia Pacific and to strengthen its position in the important Japanese market, the second largest economy in the world. Exel will be poised to offer more extensive and higher value-added services to its many customers through the combination of FJL's logistics expertise in the Japanese IT industry with Exel's own global network and advanced technologies.

Translation impact of foreign currency movements

The weakness in the US dollar and related currencies had a significant impact on the translation of foreign income and comparisons with 2002, particularly within the segmental analysis of results. During 2003, the average US dollar exchange rate was 1.64 to the pound, compared to 1.50 in 2002. Taking into account movement in the US dollar and related currencies, this gave rise to an adverse translation impact of £7.1m on operating profit. The comparative strength of the Euro (2003 average rates were 1.45 to the pound, compared to 1.59 in 2002) gave rise to some offset, helping to reduce the adverse translation impact to £4.2m; the equivalent of reducing reported growth in operating profit by around 3%. The 2002 turnover and operating profit figures reported in the narrative have been restated using 2003 average exchange rates so that the changes actually achieved are explained before currency movements. The segmental analysis in note 4 to the preliminary announcement provides full details of all the results of the business.

Turnover, operating profit and margin

At constant exchange rates, turnover from continuing operations was up 10.4% at £5,068m (2002: £4,590m), up 7.7% on an organic basis (adjusting for movements in acquisitions and disposals). At constant exchange rates, operating profit before goodwill was up 7.1% at £154.4m (2002: £144.1m). On an organic basis operating profit increased by 2.6%.

Exel plc

Preliminary announcement of 2003 results

Total contract logistics turnover increased by 17.0% to £2,720m at constant exchange rates, up 12.4% on an organic basis. Overall, contract logistics operating profit increased by 33.0% to £89.0m (2002: £66.9m) at constant exchange rates, and by 24.5% on an organic basis. Margins improved strongly to 3.3% (2002: 2.9%), led by the strong growth in the Americas and modest progress achieved in Continental Europe. UK activities achieved good growth on the back of a number of significant contract gains implemented during the year.

Total freight management turnover increased by 3.5% to £2,237m (2002: £2,160m) at constant exchange rates. On the same basis freight management operating profit decreased by 18.7% to £51.2m (2002: £63.0m). Organic growth in turnover was 2.8%. On an organic basis profits declined 19.8%. Solid performances were delivered by Exel's operations in Asia Pacific and international freight management in the Americas. Continental European operations performed strongly during the second half. Trading conditions in the domestic US market remained challenging throughout the year, resulting in a disappointing performance across all operations.

Environmental turnover increased by 6.5% to £111m (2002: £104m) on an organic basis. Operating profit was unchanged at £14.2m (2002: £14.2m).

A more detailed performance review is included in Appendix A – Review of Operations.

Profit before tax and earnings per share

Profit before tax, goodwill, exceptional items and net return on pension schemes, was up 12.6% at constant exchange rates to £148.4m (2002: £131.7m at constant exchange rates, £135.3m at actual exchange rates). Earnings per share on the same basis improved 14.4% to 34.1p (2002: 29.8p at constant exchange rates, 30.6p at actual exchange rates).

Interest cost on net debt decreased to £8.4m (2002: £12.1m at constant exchange rates, £12.8m at actual exchange rates), mainly reflecting more favourable interest rates and lower average net debt, led by improved working capital management. In addition, the Group recognised the 2003 income from the preferred shares held in Sirva Inc of £2.3m, and income from other fixed asset investments of £0.1m. Interest cover was 18 times (2002: 12 times).

Total exceptional items in the year amounted to a net gain of £0.1m (2002: £0.9m), of which operating exceptionals were a gain of £6.3m (2002: nil) and non-operating exceptionals were a net charge of £6.2m (2002: net gain of £0.9m).

Exceptional income arose from the initial public offering in North America of Sirva Inc., in which the Group held a minority investment. Arrears of preference dividends from Sirva Inc have been included in interest income (£6.3m of which relates to prior years' and has been shown as exceptional). The profit on sale of part of the Group's equity holding, together with the release of a prior year provision, totalled £18.1m. These have been reported within profit on sale of fixed assets.

The principal exceptional charges were further provisions of £11.2m relating to prior year disposals, a £2.0m charge for the closure of a small non-core automotive business, net losses on the disposal of fixed assets of £8.4m and amounts written off investments of £2.1m.

The Group's effective tax rate on underlying profit before tax improved slightly to 28% (2002: 29%).

On a FRS3 basis, after goodwill and exceptional items and net return on pension schemes, profit before tax was £149.0m (2002: £171.1m at actual exchange rates). On the same basis earnings per share was 32.8p (2002: 37.3p). The decrease in FRS3 profits reflects the reduction in non-cash net return on pension schemes from £60.5m to £29.8m, principally reflecting the fall in the market value of the pension schemes equity assets between the end of 2001 and the end of 2002. This was partially offset by the improved operating performance.

Cash flow

Including the benefit of £26.0m from the sale of the Sirva investments, free cash flow was again very strong at £193.0m (2002: £176.3m). Against a back drop of solid turnover growth, strong control was maintained over working capital with the average working capital in the year £39m lower than in 2002, albeit the year end position resulted in a small outflow of £3.4m. As a result net cash inflow from operating activities was £302.8m (2002: £333.7m). Capital expenditure was lower at £109.7m (2002: £136.5m). Purchases of investments, principally related to Exel's investment in Sinotrans, were higher at £6.9m (2002: £0.5m).

Net cash inflow before financing activities was £14.1m (2002: £40.4m), after net expenditure of £110.5m on acquisitions (2002: £71.4m). This contributed to net debt decreasing by £1.4m to £152.3m (2002: £153.7m). Balance sheet gearing at the end of the period was 23.5% (2002: 24.5%) excluding FRS17 net pension assets and liabilities.

Dividend

The Board is recommending a final dividend of 16.8p per share, making a total of 24.7p, an increase of 8.3% over the previous year. The dividend, if approved, will be paid on 27 April 2004 to shareholders on the register on 2 April 2004.

Return on invested capital

Return on invested capital (ROIC), defined as the ratio of operating profit to the average invested capital deployed within the business, including goodwill, is an important measure in assessing the overall financial returns generated by Exel. ROIC in 2003 was 15.4%, compared to 14.6% in 2002. The strong operating performance and reduced capital employed in Exel's contract logistics operations was the principal source of the improvement year-on-year. This more than offset the impact of reduced operating profit in freight management.

Adjusting the calculation of ROIC to include the impact of all of Exel's operating lease commitments has a relatively modest impact on the result. In addition, a considerable proportion of Exel's operating leases are effectively contract backed through commercial arrangements. As a result, for both clarity of reporting and consistency in producing year on year comparisons, Exel has adopted the most transparent calculation based on published financial information. This approach was outlined in more detail at Exel's investor day in December 2003, full details of which are available on www.exel.com.

Pensions

The financial statements for 2003 and the comparisons for 2002 have been stated using FRS17 Retirement Benefits. On this basis, the profit & loss account service cost and other finance income are driven by financial assumptions and pension asset market values at the previous year end. During the year the defined benefit pension service cost increased to £40.8m (2002: £33.5m), principally due to an increase in membership. The reduction in the net return on pension schemes to £29.8m (2002: £60.5m) is wholly due to lower asset market values at the end of 2002.

The triennial valuation for funding purposes of the UK's two principal schemes, as at March 2003, was completed during the year and confirmed their financial strength. The funding ratios for each of the schemes were 107% and 125%. The Company has agreed with the trustees that for one of the schemes company cash contributions of £10m per annum will commence as from 1 January 2004 for the following three years. No company cash contributions will be necessary for the other scheme.

Strategic Progress

During 2003, Exel continued to invest in developing the business. This has been done through revenue and capital investment as well as through a number of small acquisitions that strengthen Exel's global coverage and extend the range of skills and services.

Exel has invested over £110m in acquisitions during 2003. In July, Exel acquired Unidock's, a leading Brazilian provider of logistics services to local and global pharmaceutical companies. The safe and effective delivery of medical products is an important service in Brazil where demand for healthcare services is growing strongly and through the acquisition Exel has established a good platform for growth in the region.

In Italy, and other parts of Continental Europe, Exel has invested in a number of well positioned consumer goods and healthcare logistics businesses. Cappelletti, acquired in November 2003 and based in Milan, has established a strong reputation for high quality logistics solutions using a flexible asset-light model similar, to that used by Exel in different parts of the world. Italy represents an attractive market for contract logistics that Exel has not to date developed and Cappelletti will provide an ideal platform for the development of the Group's business in the country. At the end of the year, Exel acquired Pharma Logistics, a leading European healthcare supply chain services business with operations in Belgium and Italy. Through its established infrastructure and the combined customer base, Exel expects to accelerate the development of the business through enhanced revenue growth opportunities in Pharma Logistics' existing markets.

Exel plc

Preliminary announcement of 2003 results

In the first quarter of the year Exel acquired a controlling interest in its agent in Pakistan and started up a business in Indonesia which has already secured its first logistics contracts, including a significant operation with Unilever.

During 2003 Exel gained business by marketing new products and services developed from acquisitions and other revenue investments. These have included advanced warehouse automation and packaging solutions, principally using the skills of the Power logistics business acquired in 2002.

2003 was a good year of solid progress for Exel as it strengthened its operations and further developed its business model. The work done in 2003 has confirmed that the strategy continues to provide competitive advantage and will maintain Exel's focus on expanding markets that can provide sustainable growth for the long-term.

Prospects

Exel's good performance in 2003 confirms that the Group can deliver solid growth in weak economic conditions and secure the new business required to achieve future progress. At the same time, effective cost management and strong cash generation have continued to yield benefits in maintaining firm margins and reducing financial charges.

Exel's strategy continues to provide competitive advantage in a market where customer expectations continue to rise. The acquisitions and other investments made during the year will provide opportunities for Exel to maintain its advantage and deliver enhanced levels of customer service.

The translation of US dollar earnings will almost inevitably have a negative impact on reported results. However, growth opportunities remain strong and, providing emerging trends in world economic conditions remain positive, we believe Exel is well positioned to make good underlying turnover and profit progress in 2004.

Exel plc

Preliminary announcement of 2003 results

Appendix A – Review of Operations

Europe, Middle East and Africa

Contract logistics

At constant exchange rates, contract logistics activities in Europe, Middle East and Africa increased turnover by 12.5% to £1,789m (2002: £1,590m). Organic growth was 10.4%. Operating profit improved 26.2% to £41.4m (2002: £32.8m) with margins improving to 2.3% (2002: 2.1%). The strong performance reflected the modest progress made in Europe, where improvements in both turnover and operating efficiencies led to increased margins and profitability and the consistent growth and improved operational performance in UK activities. During 2003, Exel successfully consolidated a number of large business wins, including operations with Interbrew and Marks & Spencer. These have already led to significant turnover growth and should deliver profit growth in future years.

Exel made good progress developing its position as the leading **retail** logistics business in the UK, securing major new business with House of Fraser and Marks & Spencer amongst others. In particular, the complex integration of six Marks & Spencer facilities into Exel's activities was completed ahead of schedule in September. The overall progress developing Exel's non-food retail operations has resulted in the business growing by 50% per annum over the last three years with today's annualised turnover exceeding £250m. At the forefront of new technology, Exel began the trial of the latest Radio Frequency Identification (RFID) technology for Selfridges and House of Fraser, two of the UK's leading department stores. **Consumer** business remained steady, with Exel's shared user activities maintaining a good level of performance. New business wins were secured with Burton's Foods, Heinz, Scotts UK and Sia amongst others. Power Logistics' UK operations, integrated in 2003, opened a new automated facility for Unilever in Doncaster and secured another major new facility from the leading consumer products company. Tradeteam continued to integrate Interbrew's UK drinks distribution operation into its established network, although the increased demand during the hot summer led to some inefficiencies and delays to the integration plans. Exel's special products activities in the UK, which specialise in the transportation and handling of bulk materials, secured major new business with Rank Hovis and Morrisons. European consumer and retail activities improved modestly during 2003 with the performance of specific loss making contracts making some progress. A number of new business gains have been secured during 2003 including

contracts with Carrefour and Habitat in France. Exel's under-performing operations in France and Belgium remain disappointing. **Healthcare** performed well with improved contributions from operations in The Netherlands and new business gains with Bayer and Edwards Lifesciences in Europe. In the UK, Exel opened its third facility on its Cherwell site near Banbury to provide extra capacity for its expanding pharmaceutical business. **Automotive** operations in Europe performed well, with operating margins improving on steady revenues driven by turnarounds at underperforming facilities. In particular, Spain and Sweden made steady progress after a challenging 2002. Profitability of Exel's **technology** activities was strong, with improved performances in nearly all countries offsetting the year on year impact of lost business and volume reductions.

Freight management

At constant exchange rates, turnover from freight management activities increased by 6.4% to £787m (2002: £740m). Whilst operating profits declined by 11.8% to £14.2m (2002: £16.1m) on the same basis, performance in the second half of the year improved strongly with turnover advancing 11.4% and profit improving 23.8%. On an organic basis, turnover for the year increased by 4.9% and operating profit declined by 16.1%. Steady results from UK and Ireland throughout the year were complemented by a strong second half performance in Continental Europe which partially offset a weak first six months. Good turnover growth overall reflected improved freight pricing and margins, driven by a better buying environment and improved operational efficiencies within Exel's network. With firmer airfreight pricing, turnover growth was achieved despite a reduction in airweight of 3% during the year.

The UK and Ireland benefited from a mix of activities that saw margins and profits improve on relatively flat turnover. Within Continental European operations, several countries recorded strong performances. Italy and Hungary both delivered good results, led by new business gains with several major customers and the region further benefited from the gateway development at Schiphol in The Netherlands. Exel's German activities performed more strongly in the second half of the year despite the weak underlying economic environment. Exel's African operations were strengthened by the acquisition of Eagle Freight in South Africa, completed early in 2003 and improved import activities in western Africa. As reported in the interim statement the Iraq conflict had only a minimal impact on performance during the year. Exel's international courier businesses also performed strongly, helped by new solutions for clinical trials in the healthcare sector.

Exel plc

Preliminary announcement of 2003 results

Americas

Contract logistics

At constant exchange rates, turnover from contract logistics activities in the Americas was up 28.0% at £827m (2002: £646m) with operating profit on the same basis up 42.6% to £44.5m (2002: £31.2m). On an organic basis, turnover was ahead 16.4% and profit increased 25.6%. Margin improved to 5.4% (2002: 4.8%) reflecting a solid performance from all sectors across the region. The successful start up of new operations for a wide range of automotive, consumer and retail customers made a significant contribution to the strong performance, together with improved performances at several chemical and technology operations.

Exel's **consumer**, **healthcare** and **retail** activities in the Americas showed very strong growth throughout the year, built around a number of major start-ups completed in the second half of 2002. These included major new facilities for Coors, Johnson & Johnson, Kellogg's and Procter & Gamble amongst others. Power Logistics, acquired in September 2002 has been integrated into Exel's consumer and retail activities and has already proved a strong source of growth. New business has been secured with The Home Depot, with whom Exel has built a good relationship. Exel's home delivery services continued to develop business with consumer and retail customers including new operations for Maytag and Sears. **Automotive** activities in the US performed well. Exel started several new projects for The Goodyear Tire & Rubber Company, as part of its ongoing role as the lead logistics partner to the tyre manufacturer and, towards the end of the year, Exel secured a leading position with Continental to provide a comprehensive range of services. **Technology** operations made steady progress in turnover and profits by focusing on operational efficiencies and cost management as well as securing important contract renewals and some additional new business with HP, Infineon and Texas Instruments. Growth in Exel's **industrial** and **chemical** operations was good with the business benefiting from new contracts with Dal-Tile, DuPont, ExxonMobil, GE, International Paper and Noveon.

Freight management

At constant exchange rates and on an organic basis, turnover from freight management activities in the Americas decreased by 3.3% to £804m (2002: £831m). On the same basis, operating profit declined by 83.8% to £2.6m (2002: £16.0m). Operating margins declined to 0.3% (2002: 1.9%). As in the first half of the year, the

competitive nature of the US domestic market, together with weak overall levels of activity, reduced revenues and margins. Domestic freight management in the Americas remains Exel's principal underperforming operation and actions have been taken to provide a stronger regional focus to integrate activities and maximise operational synergies between the business units. As a result, whilst 2004 is expected to be another challenging year, some operating improvements are expected.

Despite export airweight from the Americas decreasing by 4% year on year, international operations made progress in improving profitability. Canadian operations benefited from the start up of a new integrated logistics and freight management facility in Toronto. Latin American operations also performed well. Disappointing domestic freight volumes reflected falling demand and the impact of some switching to expedited ground transportation services. During the first half, and in much of the second half, an increased number of smaller shipments led to higher ground and transaction costs. As a result operating margins were sharply weaker. Exel's truck broking business had a difficult year in mixed trading conditions. Seafreight operations in the Americas performed well.

At the beginning of 2004 Exel reorganised its US activities, providing a greater integration of management and customer development teams. These actions should help deliver improved performance in 2004, particularly if there is some recovery in volumes.

Asia Pacific

Contract logistics

At constant exchange rates, Exel's contract logistics operations in Asia Pacific increased turnover by 17.1% to £105m (2002: £90m). Notwithstanding further investment in developing the strength of Exel's supply chain management expertise in the region, operating profits on the same basis grew by 6.9% to £3.1m (2002: £2.9m). Operating margins reduced slightly to 3.0% (2002: 3.2%). Development opportunities in the region for contract logistics activities remain good and the ongoing investment in Exel's contract logistics team will help ensure continued high standards of service in implementation and operational management.

During 2003, Exel secured new business wins in the region with major **automotive**, **consumer**, **healthcare**, **industrial**, **retail** and **technology** businesses. These

included Gillette, Infineon, Novartis, Pfizer, Schwarzkopf, Texas Instruments and Unilever. Unilever contracts were gained by Exel's new operation in Indonesia, as well as in China and India. Despite the impact of SARS on the overall business environment in many economies in the region, Exel's operations maintained an uninterrupted performance. As part of the preventative actions taken, the Group established business contingency plans for all its customers in the region to ensure that potential disruptions would be effectively managed. As reported in the interim statement, Exel was named as a General Motors Supplier of the Year in recognition of the work done on their supply chain in Australia.

Freight management

At constant exchange rates, turnover from freight management activities in Asia Pacific increased by 9.5% to £645m (2002: £590m), or 8.9% on an organic basis. Operating profit increased by 11.3% using constant exchange rates to £34.4m (2002: £30.9m). Margins remained strong at 5.3% (2002: 5.2%), supported by effective cost management across the region, notwithstanding the impact of capacity reductions on certain routes and the modest impact of managing the implications of the SARS outbreak.

Exel grew airweight by 6% compared to 2002, reflecting good new business gains in several sectors. As expected, overall airfreight pricing rose during the year in a market impacted by capacity reductions resulting in a slightly reduced margin per kilo, which is reflected in the different turnover and profit growth rates. This was mainly caused by the impact of reduced passenger schedules, both into and within the region, related to the SARS outbreak in the first half and strong underlying customer demand for airfreight services. Exel also managed to provide some mitigation through efficiencies in cargo consolidation and more effective purchasing of freight capacity on long-haul routes to Europe and the Americas. During the first half of the year, seafreight activities benefited from some switching of technology consumables from airfreight, some of which unwound during the last few months of the year. Demand for Exel's seafreight consolidation services continues to grow, driven in part by the development of Exel's international inbound solutions provided to US and UK retailers.

New business secured during the year included major wins with Halliburton and Hewlett Packard and additional business with Philips Semiconductors. Gains were also secured with other companies in the contract manufacturing, healthcare, retail and technology sectors.

Exel plc

Preliminary announcement of 2003 results

Environmental

Cory Environmental made good progress during 2003, delivering solid revenue growth and maintaining good margins and profitability. Turnover increased 6.7% to £111m (2002: £104m) and operating profit was unchanged at £14.2m. Operating margins were 12.8% (2002: 13.6%).

Waste management operations achieved a solid result for the year despite several changes to the mix of activities. The landfill operation at Mucking in Thurrock, Essex, ceased the disposal of liquid and all other road-borne waste to the site during 2002. This was partially offset by steady river-borne waste volumes and increased revenues from recycling activities. Performance from landfill operations in Gloucestershire, the North West and Midlands was helped by a general firming of landfill prices. The expansion of Cory's contract with Gloucestershire County Council also made a positive contribution. In June, Cory opened a new landfill site at Lyme and Wood Pits Colliery in Merseyside.

Cory's municipal services business performed well, delivering profit improvements from most contracts. In October, Cory acquired Packaging Datastore Limited, a provider of a unique service collating and analysing packaging materials for businesses in the UK and Eire. Packaging Datastore will enhance Cory's foothold in the packaging waste market and provide an additional value added service to offer to Exel's customers as they look to optimise the financial and environmental impact of packaging waste.

As reported at the half year, one future alternative use of Cory's river-borne waste, currently being taken to the landfill at Mucking, which is expected to close at the end of 2007, is to develop a facility on the Thames that derives energy from waste. A public inquiry commenced on 1 July 2003 into using a site in Bexley for such a purpose. The Secretary of State is expected to announce the result of the inquiry later in 2004.

Exel plc
Preliminary announcement of 2003 results

Group profit and loss account

For the year ended 31 December 2003

	Note	2003 £m	2002 (restated) £m
Turnover			
Continuing operations		**5,068.2**	4,679.4
Discontinued operations		**-**	41.2
Group and share of joint ventures' turnover	4	**5,068.2**	4,720.6
Less: share of joint ventures' turnover		**(81.7)**	(77.6)
Group turnover		**4,986.5**	4,643.0
Operating profit			
Continuing operations		**121.0**	118.5
Discontinued operations		**-**	(0.2)
Group operating profit		**121.0**	118.3
Share of operating profit in joint ventures, continuing operations		**4.0**	4.0
Share of operating profit in associated undertakings, continuing operations		**0.1**	0.2
Continuing operations before goodwill amortisation		**154.4**	148.3
Discontinued operations before goodwill amortisation		**-**	(0.2)
Goodwill amortisation		**(29.3)**	(25.6)
Total operating profit	4	**125.1**	122.5
Exceptional items	5	**(6.2)**	0.9
Profit on ordinary activities before finance income		**118.9**	123.4
Income from other fixed asset investments			
On ordinary activities	6	**2.4**	-
Exceptional income	6	**6.3**	-
Interest on net debt	6	**(8.4)**	(12.8)
Net return on pension schemes	6	**29.8**	60.5
Underlying profit before tax [1]		**148.4**	135.3
Goodwill amortisation		**(29.3)**	(25.6)
Exceptional items		**0.1**	0.9
Net return on pension schemes		**29.8**	60.5
Profit on ordinary activities before taxation		**149.0**	171.1
Tax on profit on ordinary activities	7	**(45.9)**	(54.5)
Profit on ordinary activities after taxation		**103.1**	116.6
Equity minority interests		**(6.2)**	(6.4)
Profit for the financial year		**96.9**	110.2
Dividends		**(72.9)**	(67.5)
Transferred to reserves		**24.0**	42.7

	Note	2003 pence	2002 (restated) pence
Basic earnings per share			
On profit for the financial year	8	**32.8**	37.3
On underlying profit[1] for the year	8	**34.1**	30.6
Diluted earnings per share			
On profit for the financial year	8	**32.7**	37.1
On underlying profit[1] for the year	8	**33.9**	30.5

[1] Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax, where applicable.

Exel plc
Preliminary announcement of 2003 results

Group statement of total recognised gains and losses

For the year ended 31 December 2003

	2003 £m	2002 (restated) £m
Profit for the financial year	**96.9**	110.2
Actuarial gain/(loss) recognised on the pension schemes	**27.8**	(459.1)
Deferred tax relating to actuarial (gain)/loss on the pension schemes		
UK	**(8.5)**	135.5
Foreign	**0.4**	2.2
Exchange differences		
Translation of overseas net investments	**(40.7)**	(64.6)
Foreign currency hedges	**30.3**	52.0
Tax on exchange differences		
UK	**0.7**	-
Foreign	**(0.3)**	-
Total recognised gains and losses relating to the year	**106.6**	(223.8)
Prior year adjustment (note 1)	**(211.4)**	
Total gains and losses recognised since last Annual Report	**(104.8)**	

Movements in shareholders' funds

For the year ended 31 December 2003

	2003 £m	2002 (restated) £m
Profit for the financial year	**96.9**	110.2
Dividends	**(72.9)**	(67.5)
	24.0	42.7
Shares allotted	**1.5**	1.6
Movement in own shares	**(3.0)**	1.5
Executive share option schemes accrual	**0.2**	(0.6)
Actuarial gain/(loss) recognised on the pension schemes	**27.8**	(459.1)
Deferred tax relating to actuarial (gain)/loss on the pension schemes	**(8.1)**	137.7
Exchange differences	**(10.4)**	(12.6)
Tax on exchange differences	**0.4**	-
Movements in shareholders' funds	**32.4**	(288.8)
At 1 January (originally £898.6m before deducting prior year adjustments of £211.4m for FRS 17 and £17.6m for the reclassification of own shares)	**669.6**	958.4
Shareholders' funds at 31 December	**702.0**	669.6

Exel plc
Preliminary announcement of 2003 results

Group cash flow statement

For the year ended 31 December 2003

	2003		2002 (restated)	
	£m	**£m**	£m	£m
Net cash inflow from operating activities		**302.8**		333.7
Dividends received from joint ventures and associates		**2.9**		2.8
Net cash outflow for returns on investments and servicing of finance		**(5.3)**		(19.1)
Taxation		**(50.1)**		(34.2)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(109.7)**		(136.5)	
Purchase of investments	**(6.9)**		(0.5)	
Sale of tangible fixed assets	**33.3**		30.1	
Sale of investments	**26.0**		-	
Net cash outflow for capital expenditure and financial investment		**(57.3)**		(106.9)
Free cash flow		**193.0**		176.3
Net cash outflow for acquisitions and disposals				
Purchase of businesses		**(110.5)**		(71.4)
Equity dividends paid		**(68.4)**		(64.5)
Net cash inflow before the use of liquid resources and financing		**14.1**		40.4
Net cash inflow/(outflow) from management of liquid resources				
Current asset investments		**7.9**		(14.0)
Net cash (outflow)/inflow from financing		**(77.4)**		20.5
(Decrease)/increase in cash		**(55.4)**		46.9

Exel plc
Preliminary announcement of 2003 results

Reconciliation of operating profit to operating cash flow

For the year ended 31 December 2003

	2003 £m	2002 (restated) £m
Group operating profit	**121.0**	118.3
Depreciation	**103.7**	100.5
Goodwill amortisation	**29.3**	25.6
Amounts written off fixed asset investments	**-**	0.3
Loss on sale of tangible fixed assets	**1.7**	2.3
Pension service costs non-cash	**42.1**	33.7
Executive share option schemes accrual non-cash	**0.2**	(0.6)
Movements in provisions	**8.2**	6.2
Movements in working capital	**(3.4)**	55.6
	302.8	341.9
Costs of reorganisation in continuing operations	**-**	(8.2)
Net cash inflow from operating activities	**302.8**	333.7

Reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2003

	2003 £m	2002 £m
(Decrease)/increase in cash	**(55.4)**	46.9
Cash outflow from change in debt	**78.5**	19.6
Cash (inflow)/outflow from change in liquid resources	**(7.9)**	14.0
Change in net funds resulting from cash flows	**15.2**	80.5
Arising on acquisitions	**(24.4)**	(1.6)
New leases	**(0.2)**	(2.4)
Other non-cash movements	**(0.2)**	3.3
Exchange differences	**11.0**	(13.7)
Movement in net debt	**1.4**	66.1
Net debt at 1 January	**(153.7)**	(219.8)
Net debt at 31 December	**(152.3)**	(153.7)

At 31 December 2003	2003 £m	2002 £m
Analysis of net debt		
Cash at bank and in hand	**92.0**	149.7
Overdrafts	**(18.7)**	(24.5)
Loans	**(219.6)**	(280.1)
Finance leases	**(18.3)**	(19.6)
Current asset investments	**12.3**	20.8
	(152.3)	(153.7)

Exel plc
Preliminary announcement of 2003 results

Group balance sheet

As at 31 December 2003

	2003		2002 (restated)	
	£m	£m	£m	£m
Fixed assets				
Intangible assets – goodwill		**483.9**		415.8
Tangible assets		**547.4**		576.2
Investments				
Investment in joint ventures	**3.9**		5.2	
Other investments	**20.9**		26.4	
		24.8		31.6
		1,056.1		1,023.6
Current assets				
Stocks		**10.9**		9.2
Debtors				
Amounts falling due within one year	**1,003.5**		874.8	
Amounts falling due after more than one year	**31.1**		19.0	
		1,034.6		893.8
Current asset investments		**12.3**		20.8
Cash at bank and in hand		**92.0**		149.7
		1,149.8		1,073.5
Creditors: amounts falling due within one year				
Short-term borrowings		**(58.6)**		(50.4)
Other creditors		**(1,138.7)**		(1,008.5)
Net current (liabilities)/assets		**(47.5)**		14.6
Total assets less current liabilities		**1,008.6**		1,038.2
Creditors: amounts falling due after more than one year				
Long-term borrowings		**(198.0)**		(273.8)
Other creditors		**(9.8)**		(7.9)
Provisions for liabilities and charges		**(135.2)**		(111.4)
		665.6		645.1
Net pension assets and liabilities		**53.7**		41.3
		719.3		686.4
Capital and reserves				
Called up share capital		**82.8**		82.8
Share premium account		**54.0**		52.5
Other reserves		**154.2**		154.2
Profit and loss account		**432.9**		399.0
		723.9		688.5
Own shares		**(21.9)**		(18.9)
Equity shareholders' funds		**702.0**		669.6
Equity minority interests		**17.3**		16.8
		719.3		686.4
Net debt		**(152.3)**		(153.7)
Gearing		**21.7** %		23.0 %
Gearing – excluding net pension assets and liabilities		**23.5** %		24.5 %

Exel plc
Preliminary announcement of 2003 results

Notes to the preliminary announcement

1 Accounting policies

This preliminary announcement has been prepared on the basis of the accounting policies set out in the 2002 financial statements of Exel plc, except for the adoption of FRS 17 'Retirement benefits', the amendment to FRS 5 'Revenue recognition' and UITF 38 'Accounting for ESOP trusts'.

The adoption of FRS 17 has resulted in the following restatements to prior year results:

1) In the year ended 31 December 2002
   a) an increase in the pension charge of £70.0m within operating profit,
   b) the inclusion of other finance income of £60.5m,
   c) a decrease in the tax charge of £2.9m,
   d) a decrease in the profit for the year of £6.6m,
   e) a decrease in the recognised gains and losses of £328.0m, and

2) At 31 December 2002
   a) a reduction in deferred taxation within provisions for liabilities and charges of £106.9m,
   b) an increase in deferred tax assets within debtors: amounts falling due after more than one year of £1.4m,
   c) a reduction in pension prepayments within debtors: amounts falling due after more than one year of £361.0m,
   d) the inclusion of net pension assets and liabilities of £41.3m net of deferred tax of £17.7m,
   e) a decrease in reserves of £211.4m at 31 December 2002.

The impact of adopting the amendment to FRS 5 on turnover and profit on ordinary activities for both the current and prior year was immaterial.

Following the introduction of UITF 38, the Group has changed its accounting policy for own shares. Previously, investments in own shares were included in fixed assets at cost less accumulated amortisation, unless there was seen to have been a permanent diminution in value in which case the investments were written down to realisable value. In accordance with UITF 38, the cost of such shares is now treated as a deduction from shareholders' equity. The impact of this change in accounting policy has been to reduce investments by £17.6m, increase reserves by £1.3m and reduce shareholders' equity by £18.9m as at 31 December 2002 as prior year adjustments. There is no impact on the profit and loss account for either the current or prior year.

2 Statutory group accounts

This preliminary announcement, which was approved by the Board on 27 February 2004, is not the Group's statutory financial statements. The Auditors' report on the 2003 statutory group financial statements is unqualified and does not include a statement under sections 237 (2) or (3) of the Companies Act 1985.

Statutory group financial statements for Exel plc for the year ended 31 December 2002, on which the Auditors gave an unqualified report (which made no statement under sections 237 (2) or (3) of the Companies Act 1985), have been filed with the Registrar of Companies.

3 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average rate		Year end rate	
	2003	2002	**2003**	2002
US dollar	**1.64**	1.50	**1.78**	1.60
Euro	**1.45**	1.59	**1.42**	1.54
Singapore dollar	**2.85**	2.69	**3.02**	2.78

Notes to the preliminary announcement (continued)

4 Segmental information

Analysis of change in turnover

	2002 (restated) £m	Exchange £m	New acquisitions 2003 £m	Increment on 2002 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	2003 £m
Europe, Middle East and Africa								
Contract logistics								
UK and Ireland	1,211.3	4.8	29.1	-	-	131.7	10.8 %	**1,376.9**
Continental Europe and Africa	341.9	31.6	4.2	-	-	34.1	9.1 %	**411.8**
	1,553.2	36.4	33.3	-	-	165.8	10.4 %	**1,788.7**
Freight management								
UK and Ireland	223.6	2.5	-	-	-	(6.4)	(2.8) %	**219.7**
Continental Europe and Africa	472.2	41.4	11.5	-	-	42.5	8.3 %	**567.6**
	695.8	43.9	11.5	-	-	36.1	4.9 %	**787.3**
Europe, Middle East and Africa	2,249.0	80.3	44.8	-	-	201.9	8.7 %	**2,576.0**
Americas								
Contract logistics	707.4	(61.3)	6.8	67.9	-	106.1	16.4 %	**826.9**
Freight management	903.9	(72.8)	-	0.1	-	(27.3)	(3.3) %	**803.9**
	1,611.3	(134.1)	6.8	68.0	-	78.8	5.3 %	**1,630.8**
Asia Pacific								
Contract logistics	89.2	0.3	-	-	-	15.3	17.1 %	**104.8**
Freight management	625.6	(36.1)	-	3.5	-	52.3	8.9 %	**645.3**
	714.8	(35.8)	-	3.5	-	67.6	10.0 %	**750.1**
Total logistics								
Contract logistics	2,349.8	(24.6)	40.1	67.9	-	287.2	12.4 %	**2,720.4**
Freight management	2,225.3	(65.0)	11.5	3.6	-	61.1	2.8 %	**2,236.5**
	4,575.1	(89.6)	51.6	71.5	-	348.3	7.8 %	**4,956.9**
Environmental	104.3	-	0.2	-	-	6.8	6.5 %	**111.3**
Continuing operations	4,679.4	(89.6)	51.8	71.5	-	355.1	7.7 %	**5,068.2**
Discontinued operations	41.2	3.1	-	-	(44.3)	-	-	-
Total	**4,720.6**	**(86.5)**	**51.8**	**71.5**	**(44.3)**	**355.1**	**7.7 %**	**5,068.2**

Turnover between segments is not material.

Description of Exel's segmental analysis
Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics includes ground-based supply chain management services, such as integrated warehousing and transportation, just-in-time services, sub-assembly and other value added activities.

Freight management includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

Discontinued operations are BRS Taskforce which was sold in 2003, and the German chilled food logistics business which was closed in 2002.

Notes to the preliminary announcement (continued)

4 Segmental information (continued)

Analysis of change in operating profit before goodwill amortisation

	2002 (restated) £m	Exchange £m	New acquisitions 2003 £m	Increment on 2002 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	2003 £m
Europe, Middle East and Africa								
Contract logistics								
UK and Ireland	31.1	0.4	-	-	-	3.6	11.4 %	**35.1**
Continental Europe and Africa	0.6	0.7	0.4	-	-	4.6	100+ %	**6.3**
	31.7	1.1	0.4	-	-	8.2	25.0 %	**41.4**
Freight management								
UK and Ireland	2.6	0.1	-	-	-	0.2	7.4 %	**2.9**
Continental Europe and Africa	11.7	1.7	0.7	-	-	(2.8)	(20.9) %	**11.3**
	14.3	1.8	0.7	-	-	(2.6)	(16.1) %	**14.2**
Europe, Middle East and Africa	46.0	2.9	1.1	-	-	5.6	11.5 %	**55.6**
Americas								
Contract logistics	34.5	(3.3)	0.7	4.6	-	8.0	25.6 %	**44.5**
Freight management	17.6	(1.6)	-	-	-	(13.4)	(83.8) %	**2.6**
	52.1	(4.9)	0.7	4.6	-	(5.4)	(11.4) %	**47.1**
Asia Pacific								
Contract logistics	2.7	0.2	-	-	-	0.2	6.9 %	**3.1**
Freight management	33.3	(2.4)	-	-	-	3.5	11.3 %	**34.4**
	36.0	(2.2)	-	-	-	3.7	10.9 %	**37.5**
Total logistics								
Contract logistics	68.9	(2.0)	1.1	4.6	-	16.4	24.5 %	**89.0**
Freight management	65.2	(2.2)	0.7	-	-	(12.5)	(19.8) %	**51.2**
	134.1	(4.2)	1.8	4.6	-	3.9	3.0 %	**140.2**
Environmental	14.2	-	0.1	-	-	(0.1)	(0.7) %	**14.2**
Continuing operations before goodwill amortisation	148.3	(4.2)	1.9	4.6	-	3.8	2.6 %	**154.4**
Discontinued operations	(0.2)	-	-	-	0.2	-	-	**-**
Goodwill amortisation	(25.6)	1.1	(2.5)	(2.3)	-	-	-	**(29.3)**
Total	**122.5**	**(3.1)**	**(0.6)**	**2.3**	**0.2**	**3.8**	**3.2 %**	**125.1**

Notes to the preliminary announcement (continued)

4 Segmental information (continued)

	Operating profit after goodwill amortisation		Net assets before goodwill		Net assets after goodwill	
By business sector	**2003 £m**	2002 (restated) £m	**2003 £m**	2002 (restated) £m	**2003 £m**	2002 (restated) £m
Europe, Middle East and Africa						
Contract logistics						
UK and Ireland	**34.7**	30.8	**75.3**	148.9	**83.9**	150.2
Continental Europe and Africa	**4.4**	(0.7)	**70.9**	92.6	**179.4**	96.0
	39.1	30.1	**146.2**	241.5	**263.3**	246.2
Freight management						
UK and Ireland	**1.0**	0.1	**16.6**	7.9	**43.5**	36.8
Continental Europe and Africa	**8.0**	10.4	**46.1**	35.0	**69.9**	52.9
	9.0	10.5	**62.7**	42.9	**113.4**	89.7
Europe, Middle East and Africa	**48.1**	40.6	**208.9**	284.4	**376.7**	335.9
Americas						
Contract logistics	**40.8**	33.7	**87.3**	105.3	**148.1**	163.4
Freight management	**(12.0)**	1.4	**85.5**	55.4	**283.3**	302.1
	28.8	35.1	**172.8**	160.7	**431.4**	465.5
Asia Pacific						
Contract logistics	**2.5**	2.1	**11.0**	6.4	**22.4**	17.0
Freight management	**33.6**	32.6	**17.2**	6.8	**30.3**	24.0
	36.1	34.7	**28.2**	13.2	**52.7**	41.0
Total logistics						
Contract logistics	**82.4**	65.9	**244.5**	353.2	**433.8**	426.6
Freight management	**30.6**	44.5	**165.4**	105.1	**427.0**	415.8
	113.0	110.4	**409.9**	458.3	**860.8**	842.4
Environmental	**12.1**	12.3	**35.7**	29.9	**68.7**	61.6
Continuing operations	**125.1**	122.7	**445.6**	488.2	**929.5**	904.0
Discontinued operations	**-**	(0.2)	**-**	(5.9)	**-**	(5.9)
Goodwill	**-**	-	**483.9**	415.8	**-**	-
Total	**125.1**	122.5	**929.5**	898.1	**929.5**	898.1
Non-operating net liabilities			**(210.2)**	(211.7)	**(210.2)**	(211.7)
Net assets			**719.3**	686.4	**719.3**	686.4

Net assets by business sector comprise intangible and tangible assets, stocks and debtors less creditors and provisions. Non-operating net liabilities comprise other investments, net debt, taxation, dividends and net pension assets and liabilities.

Notes to the preliminary announcement (continued)

5 Exceptional items

	2003 £m	2002 £m
Loss on termination and disposals of discontinued operations		
Further provisions in respect of prior year disposals	**(11.2)**	-
Current year disposals	**(0.6)**	-
	(11.8)	-
Loss on termination of businesses in continuing operations	**(2.0)**	-
Profit on disposal of fixed assets in continuing operations		
Profit on disposal of investment in Sirva Inc	**8.6**	-
Amounts written back to investment in Sirva Inc	**9.5**	-
Amounts written off investments	**(2.1)**	-
Profit on disposal of tangible fixed assets	**4.8**	11.3
Loss on disposal of tangible fixed assets	**(13.2)**	(10.4)
	7.6	0.9
Total FRS 3 exceptional items	**(6.2)**	0.9
Exceptional finance income (note 6)	**6.3**	-
Exceptional items (net)	**0.1**	0.9

6 Finance income (net)

	2003 £m	2002 £m
Income from other fixed asset investments		
On ordinary activities	**2.4**	-
Exceptional income – arrears of preference dividends	**6.3**	-
	8.7	-
Interest on net debt		
Other interest receivable and similar income		
Group interest receivable	**14.8**	10.0
Share of joint ventures' interest	**0.1**	0.2
	14.9	10.2
Interest payable and similar charges		
Interest on bank loans and overdrafts	**(8.7)**	(6.9)
Interest on other loans	**(13.4)**	(13.9)
Finance lease charges	**(1.2)**	(2.1)
Share of associated undertakings' interest	**-**	(0.1)
	(23.3)	(23.0)
Interest on net debt	**(8.4)**	(12.8)
Other finance income		
Net return on pension schemes	**29.8**	60.5

Notes to the preliminary announcement (continued)

7 Tax on profit on ordinary activities

	2003 £m	2002 (restated) £m
UK tax	**13.2**	31.0
Foreign tax	**32.7**	23.5
	45.9	54.5
The tax charge is analysed as follows:		
On ordinary activities before exceptional items and net return on pension schemes	**41.6**	38.4
On net return on pension schemes	**8.9**	18.2
On exceptional items	**(4.6)**	(2.1)
	45.9	54.5

8 Earnings per share

	2003			2002 (restated)		
		Earnings per share			Earnings per share	
	Earnings £m	Basic pence	Diluted pence	Earnings £m	Basic pence	Diluted pence
Profit for the financial year	**96.9**	**32.8**	**32.7**	110.2	37.3	37.1
Add back						
Goodwill amortisation	**29.3**	**9.9**	**9.8**	25.6	8.7	8.6
Exceptional items	**(0.1)**	-	-	(0.9)	(0.3)	(0.3)
Tax on exceptional items	**(4.6)**	**(1.5)**	**(1.5)**	(2.1)	(0.7)	(0.7)
Net return on pension schemes	**(29.8)**	**(10.1)**	**(10.1)**	(60.5)	(20.5)	(20.3)
Tax on net return on pension schemes	**8.9**	**3.0**	**3.0**	18.2	6.1	6.1
Underlying profit[1] for the financial year	**100.6**	**34.1**	**33.9**	90.5	30.6	30.5
Add back						
Non-cash pension costs	**42.1**	**14.3**	**14.2**	33.7	11.4	11.3
Tax on non-cash pension costs	**(12.6)**	**(4.3)**	**(4.3)**	(10.1)	(3.4)	(3.4)
Underlying profit[1] before non-cash pension costs	**130.1**	**44.1**	**43.8**	114.1	38.6	38.4

	2003	2002
Weighted average number of shares (millions)		
Basic average number of shares	**295.3**	295.5
Dilutive potential ordinary shares	**1.4**	1.7
Diluted average number of shares	**296.7**	297.2

[1] Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax, where applicable.

Basic earnings per share of 32.8p (2002: 37.3p) represents the profit attributable to each share. It is based on the profit attributable to ordinary shareholders for the financial year of £96.9m (2002: £110.2m) divided by 295.3m (2002: 295.5m) being the weighted average number of shares in issue during the year, excluding shares held by the Group in share scheme trusts.

Underlying profit for the financial year and the related earnings per share are provided in addition to the earnings per share required by FRS 14 because, in the opinion of the Directors, they will assist shareholders to consider more readily the underlying performance trends of the Group.

Underlying profit before non-cash pension costs and the related earnings per share are also provided to assist shareholders to understand the impact of non-cash FRS 17 pension charges on the Group's performance.

Notes to the preliminary announcement (continued)

9 Analysis of net debt

	At 1 Jan 2003 £m	Cash flow £m	Acquisitions and disposals £m	New leases £m	Non-cash movements £m	Exchange differences £m	**At 31 Dec 2003 £m**
Cash at bank and in hand	149.7	(60.7)				3.0	**92.0**
Overdrafts	(24.5)	5.3				0.5	**(18.7)**
	125.2	(55.4)				3.5	**73.3**
Loans	(280.1)	75.6	(24.6)	-	(0.2)	9.7	**(219.6)**
Finance leases	(19.6)	2.9	-	(0.2)	-	(1.4)	**(18.3)**
Current asset investments	20.8	(7.9)	0.2	-	-	(0.8)	**12.3**
Total	**(153.7)**	**15.2**	**(24.4)**	**(0.2)**	**(0.2)**	**11.0**	**(152.3)**

10 Summary of second half results

	2003 £m	2002 (restated) £m
Turnover		
Continuing operations	**2,677.7**	2,448.5
Discontinued operations	**-**	10.3
	2,677.7	2,458.8
Total operating profit		
Continuing operations before goodwill	**82.7**	75.3
Discontinued operations before goodwill	**-**	0.1
Goodwill amortisation	**(15.9)**	(13.8)
	66.8	61.6
Exceptional items	**(7.1)**	0.1
Profit on ordinary activities before finance income	**59.7**	61.7
Income from other fixed asset investments		
On ordinary activities	**2.4**	-
Exceptional income	**6.3**	-
Interest on net debt	**(3.7)**	(5.6)
Net return on pension schemes	**14.6**	30.3
Underlying profit before tax	**81.4**	69.8
Goodwill amortisation	**(15.9)**	(13.8)
Exceptional items	**(0.8)**	0.1
Net return on pension schemes	**14.6**	30.3
Profit on ordinary activities before taxation	**79.3**	86.4
Tax on profit on ordinary activities	**(23.0)**	(27.4)
Profit on ordinary activities after taxation	**56.3**	59.0
Equity minority interests	**(3.6)**	(3.2)
Profit for the financial period	**52.7**	55.8
Dividends	**(49.7)**	(45.2)
Transferred to reserves	**3.0**	10.6

Press Information

EXEL WINS OVER £700 MILLION OF NEW BUSINESS DURING 2003

(London, UK – 1 March 2004) Exel, the global leader in supply chain management, has announced today that the Group has been awarded over £700 million of new business during 2003, in comparison to £625 million in the same period of 2002. Recent acquisitions, contract wins and extensions also mean that the Company now employs a team of 74,000 around the world, up 7,000 from the same time last year. In the UK, key contract wins, in 2003, include B&Q, Burton's Foods, the Ministry of Defence, Princes Soft Drinks and Staples with UK and Ireland employee figures at over 33,000 today.

These new contract wins and renewed contracts have helped generate major employment opportunities throughout the UK. For example, B&Q recently selected Exel to manage a five-year warehousing and transport contract at a new £65 million distribution centre. Based in Worksop, Nottinghamshire, Exel will manage the recruitment of 1,000 staff on behalf of B&Q, significantly boosting employment in an area with traditionally high unemployment rates.

John Allan, Chief Executive, Exel said, "This has been a very successful year for Exel, not just in terms of extended and new business, but for the wealth of employment opportunities created in the dynamic UK supply chain industry. Developing our employees is one of the cornerstones of our strategy and we have been delighted to welcome new people to Exel and

provide career opportunities across a whole range of positions and in a variety of locations.

"Our growth as a Company and the global leader in supply chain management is a testament to the skills, experience and dedication of our employees."

Innovation remains key for new projects with existing customers Exel is exploring the latest technology to deliver added benefits to customers. For example, major retailers such as Selfridges, and recently House of Fraser, have selected Exel to evaluate, deliver and manage Radio Frequency Identification (RFID) projects, helping them unlock the value this new technology can create in retail operations.

Allan concluded, "Exel strives to innovate and create new value for its customers by combining global coverage and local strength. Our people play a major role in this success and we are thrilled that so many people choose to work for Exel."

-ends-

For more information, please contact:
Sarah Jones / Emily Goehler
Exel Press Office
+44(0)1908 244306/244096
sarah.jones@exel.com/emily.goehler@exel.com

Notes to Editors – Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with turnover of £5.1 billion (US$9 billion/ €7 billion), employs over 74,000 people in 1,600 locations in more

than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Press Information

TRADETEAM WINS CONTRACT WORTH APPROXIMATELY £100 MILLION WITH THRESHER GROUP TO BECOME SOLE UK DRINKS DISTRIBUTOR

(London, UK – 9 March 2004) Tradeteam, an Exel company, has won an exclusive, UK drinks distribution contract with Thresher Group, the UK's leading independent, specialist drinks retailer. The deal, valued at around £100 million, means that the company is Thresher Group's sole drinks distributor for its 2,000 shops in the UK until 2010. This win is Tradeteam's first direct contract with a specialist, off-trade drinks retailer and builds upon the successful business win with Interbrew UK, announced in 2003.

Thresher Group and Tradeteam have been working closely together for the past year to develop an innovative and bespoke solution for the retailer. This has involved re-engineering the company's existing drinks distribution supply chain, introducing new information technology to support improved forecasting, procurement and warehouse operations and reduce inventory levels within the supply chain. Delivering some 22 million cases per year to Thresher Group's UK outlets, including Threshers, Victoria Wine and Wine Rack, Tradeteam will manage the contract by combining the benefits of dedicated operations with its shared-user network.

Stuart Higgins, Thresher Group's Supply Chain Director said, "Since working with Thresher Group, Tradeteam has demonstrated a clear commitment to continuously improve service levels and innovation in the supply chain which are vital ingredients to the continued success of both businesses. For Thresher Group this deal ensures that our distribution services are handled by the industry-leading specialist which allows us to concentrate on building our market share in the off-trade sector."

Phil Storer, Tradeteam's Managing Director concluded, "We are extremely pleased to have formed this direct relationship with Thresher Group and look forward to jointly developing our services to ensure both businesses are well placed to take advantage of any opportunities that arise in this dynamic market."

-ends-

For more information, please contact:
Sarah Jones / Emily Goehler
Exel Press Office
+44(0)1908 244306/244096
sarah.jones@exel.com/emily.goehler@exel.com

Notes to Editors
About Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with turnover of £5.1 billion (US$8.3 billion/€7.4 billion), employs over 74,000 people in 1,600 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.